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                             April 20, 2021

       Kevin Ali
       Chief Executive Officer
       Organon & Co.
       30 Hudson Street
       Jersey City, NJ 07302

                                                        Re: Organon & Co.
                                                            Amendment No. 1 to
Form 10-12B
                                                            Filed April 14,
2021
                                                            File No. 001-40235

       Dear Mr. Ali:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response, we may have additional comments.

       Amendment to Form 10-12B

       Notes to Combined Financial Statements
       18. Subsequent Events, page F-38

   1. We note your disclosure on page 24 that in March 2021 Merck announced the signing of a definitive agreement
for you to acquire Alydia Health, which is a commercial-stage medical device company.
Please revise your discussion of subsequent events to disclose this transaction.
Please also tell us whether this transaction has an impact on your pro forma financial
information. In this regard, we note that a Merck news release dated
                                                        March 30, 2021
indicates that a portion of the acquisition consideration will be paid prior to completion of the
spin-off.
 Kevin Ali
FirstName
Organon &LastNameKevin   Ali
             Co.
Comapany
April       NameOrganon & Co.
       20, 2021
April 220, 2021 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Celeste Murphy at 202-551-3257 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Eric Scarazzo, Esq.